EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2014(a)	2013(a)	2012(a)	2011(a)	2010(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$284,552	$254,718	$223,787	$290,167	$221,680
Interest and other debt expense	76,301	69,462	101,722	63,954	61,639
Interest portion of rental expense	728	749	647	912	522
Earnings before fixed charges	$361,581	$324,929	$326,156	$355,033	$283,841
Fixed charges:
Interest and other debt expense	$76,301	$69,462	$101,722	$63,954	$61,639
Interest portion of rental expense	728	749	647	912	522
Capitalized interest	423	262	266	688	847
Total fixed charges	$77,452	$70,473	$102,635	$65,554	$63,008
Ratio of earnings to fixed charges	4.67	4.61	3.18	5.42	4.50
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(a)
Interest and other debt expense in 2014, 2013, 2012, 2011 and 2010 includes a loss on early extinguishment of debt of $1.5 million, $2.1 million, $38.7 million, $1.0 million and $7.5 million, respectively.